UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Mobilicom Limited (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-275, such that each two hundred and seventy five (275) ordinary shares, no par value, shall be consolidated into one (1) ordinary share, no par value. Concurrently, the Company’s American Depositary Shares (“ADSs”) will be mandatorily cancelled and exchanged for ordinary shares on a one-for-one basis (the “Mandatory Exchange”).

Shareholders holding ADSs in book-entry form or through a bank, broker, or other nominee are not required to take any action in connection with the Mandatory Exchange.

The Company’s ordinary shares have been approved for listing and trading on the Nasdaq Capital Market. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split and the Mandatory Exchange will be Monday, December 8, 2025.

Following the implementation of the reverse split, the Company’s authorized share capital will remain unchanged. The reverse split will adjust the number of issued and outstanding ordinary shares of the Company from 3,289,467,213 ordinary shares to 11,961,698 ordinary shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded down to the nearest whole ordinary share. In addition, where applicable, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase ordinary shares. The new CUSIP number for the ordinary shares will be Q6297L120.

In connection with the reverse split, all of the Company’s outstanding options and warrants will, if applicable, be proportionately adjusted in accordance with their respective terms. The CUSIP number for the Company’s warrants listed on the Nasdaq Capital Market under the symbol MOBBW will remain unchanged.

On December 4, 2025, the Company issued a press release titled “Mobilicom to Transition its ADSs to Ordinary Shares on Nasdaq in Line with Company’s U.S.-Based Global Growth Strategy.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K and the first and fifth paragraphs of the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-284265 and 333-289762) and Form F-3 (File No. 333-274929), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Mobilicom to Transition its ADSs to Ordinary Shares on Nasdaq in Line with Company’s U.S.-Based Global Growth Strategy.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: December 4, 2025	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title	Chairman

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